EXHIBIT 77C
FLAHERTY & CRUMRINE DYNAMIC PREFERRED AND INCOME FUND
INCORPORATED
(the "Fund")
Meeting of Shareholders
On April 17, 2014, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the purpose of electing Directors of the Fund ("Proposal 1"). The proposal was approved by the Fund's shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

Name                     For            Withheld

Donald F. Crumrine      14,446,977      4,280

Robert F. Wulf          14,447,477      3,780

David Gale, Morgan Gust and Karen H. Hogan continue to serve in their capacities as Directors of the Fund.